UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 06, 2023

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 6 June 2023 – On 9 May 2023, Novo Nordisk initiated a share repurchase programme in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the "Safe Harbour Rules"). This programme is part of the overall share repurchase programme of up to DKK 30 billion to be executed during a 12-month period beginning 1 February 2023.

Under the programme initiated 9 May 2023, Novo Nordisk will repurchase B shares for an amount up to DKK 5.8 billion in the period from 10 May 2023 to 8 August 2023.

Since the announcement 30 May of the programme, the following transactions have been made:

Number of B shares		Average purchase price	Transaction value, DKK
Accumulated, last announcement	906,000		1,042,810,013
30 May 2023	82,700	1,123.31	92,897,999
31 May 2023	85,000	1,117.92	95,023,000
1 June 2023	85,000	1,109.79	94,332,270
2 June 2023	90,000	1,076.55	96,889,206
Accumulated under the programme	1,248,700		1,421,952,489

The details for each transaction made under the share repurchase programme are published on novonordisk.com.

With the transactions stated above, Novo Nordisk owns a total of 12,232,632 B shares of DKK 0.20 as treasury shares, corresponding to 0.5% of the share capital. The total amount of A and B shares in the company is 2,255,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 30 billion during a 12-month period beginning 1 February 2023. As of 2 June 2023, Novo Nordisk has since 1 February 2023 repurchased a total of 10,179,041 B shares at an average share price of DKK 1,071.93 per B share equal to a transaction value of DKK 10,911,190,141.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 57,100 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn and YouTube.

Contact for further information

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Natalia Salomao Abrahao (US) +1 848 304 1027 niaa@novonordisk.com

Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com

David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 41 / 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: June 06, 2023	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer